UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*


                               Celeris Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    15100K201
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A). NAME OF ISSUER: Celeris Corporation (f/k/a Summit Medical Systems, Inc.).


ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1801 West End Avenue, Suite 750, Nashville, TN 37203.

ITEM 2(A). NAME OF PERSONS FILING: Catalyst Ventures, Limited Partnership ("Catalyst"), New Enterprise Associates VI, Limited Partnership ("NEA VI") (collectively, the "Funds"); NEA Partners VI, Limited Partnership ("NEA Partners VI"), which is the sole general partner of NEA VI; Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur
              J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra"), and Charles W. Newhall III ("Newhall") (the "General Partners"). Nehra is a general partner of Catalyst. Barris, Dorman, Kase, Kramlich, Marks, McConnell, Nehra and Newhall are individual general partners of NEA Partners VI. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of Catalyst, NEA VI, NEA Partners VI, Dorman, Marks, Nehra, and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 580, Reston, Virginia 20190.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: NEA VI is the record owner of 217,777 shares as of December 31, 1999 (the "NEA VI Shares"). Catalyst is the record owner of 349,027 shares as of December 31, 1999 (the "Catalyst Shares"). As the sole general partner of NEA VI, NEA Partners VI may be deemed to own beneficially the NEA VI Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each of NEA VI and Catalyst may be deemed to share the power to direct the disposition and vote of the NEA VI Shares and the Catalyst Shares, for an aggregate of 566,804 shares (the "Record Shares"). By virtue of their relationship as affiliated limited partnerships, who have overlapping individual general partners, each GPLP may be deemed to share the power to direct the disposition and vote of the Record Shares. As general partner of the NEA VI, NEA Partners VI may also be deemed to own beneficially the Record Shares.

                     As individual general partners of NEA Partners VI, the sole general partner of NEA VI, each of Barris, Dorman, Kramlich, Marks, McConnell, and Newhall may be deemed to own beneficially the NEA VI Shares. Kase is the record owner of 2,666 shares as of December 31, 1999. As an individual general partner of NEA Partners VI, the sole general partner of NEA VI, Kase may be deemed to own beneficially the NEA VI Shares and the 2,666 shares for a total of 220,443 shares. Nehra is the record owner of 1,678 shares as of December

                     31, 1999, and he holds options to purchase 15,888 shares, which options are exercisable within 60 days after December 31, 1999 (the "Option Shares"). As an individual general partner of NEA Partners VI, the sole general partner of NEA VI, and Catalyst, Nehra may be deemed to own beneficially the NEA VI Shares, the Catalyst Shares, the 1,678 shares and the Option Shares, for a total of 584,370 shares.

              (b)    Percent of Class: NEA VI, NEA Partners VI and Catalyst:
                     18.3%. Barris, Dorman, Kramlich, Marks, McConnell and
                     Newhall: 7.0%. Kase: 7.1%. Nehra: 18.9%. The foregoing percentages are calculated based on the 3,092,329 shares of Common Stock reported to be outstanding as of October 15, 1999, as adjusted pursuant to Rule 13d-13(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Kase and Nehra. 2,666 shares for Kase. 1,678 shares for Nehra.

                  (ii) shared power to vote or to direct the vote: 566,804 shares for each of NEA VI, NEA Partners VI, Catalyst and Nehra. 217,777 shares for Barris, Dorman, Kase, Kramlich, Marks, McConnell and Newhall.

                 (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than Kase and Nehra. 2,666 shares for Kase. 1,678 shares for Nehra.

                  (iv)  shared power to dispose or to direct the disposition of:
                        566,804 shares for each of NEA VI, NEA Partners VI, Catalyst and Nehra. 217,777 shares for Barris, Dorman, Kase, Kramlich, Marks, McConnell and Newhall.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for those shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF CELERIS CORPORATION (F/K/A SUMMIT MEDICAL SYSTEMS, INC.) REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   January 25, 2000

CATALYST VENTURES, LIMITED PARTNERSHIP


By:      *
   -----------------------------
    John M. Nehra
    General Partner


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:     NEA Partners VI, Limited Partnership

         By         *
           ----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:         *
   -----------------------------
     Charles W. Newhall III
     General Partner


      *
--------------------------------
Peter J. Barris


      *
--------------------------------
Ronald Kase


      *
--------------------------------
C. Richard Kramlich


      *
--------------------------------
Arthur J. Marks


      *
--------------------------------
Thomas C. McConnell

      *
--------------------------------
John M. Nehra


      *
--------------------------------
Charles W. Newhall III


                                            */s/ Nancy L. Dorman
                                                 ------------------------------
                                                 Nancy L. Dorman on her own
                                                 behalf and as Attorney-in-Fact


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*This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of
Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference.